t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

2 August 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total Voting Rights

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Michael Page International plc
Registered in England No. 3310225
Registered Office: Page House, 1 Dashwood Lang Road,
Addlestone, Weybridge KT15 2QW

Regulatory Announcement

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RECEIVED

Free annual report

2007 AUG -9 A 5:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	10:47 31-Jul-07
Number	1780B

RNS Number:1780B
Michael Page International PLC
31 July 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 330,346,559 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 330,346,559.

The above figure of 330,346,559 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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